EXHIBIT 99.17

PRESS RELEASE

Angola: TotalEnergies sells a 40% interest
in Block 20 to Petronas ahead of its development

Paris, September 28, 2023 – TotalEnergies EP Angola Block 20 has finalized the sale to PETRONAS ANGOLA E&P LTD (PAEPL), a company belonging to the PETRONAS group of companies, of a 40% interest in Block 20 in the Kwanza Basin in Angola. The transaction was completed for an amount of $400 million as at January 1st, 2023, subject to customary price adjustments.

TotalEnergies retains the operatorship and a 40% interest in Block 20, alongside PAEPL (40%) and Sonangol Pesquisa e Produção S.A. (20%).

Block 20 contains the Cameia and Golfinho oil discoveries, located around 150 km southwest of Luanda. These discoveries are planned to be developed through a system of subsea wells connected to a FPSO (Floating Production, Storage and Offloading unit) with an oil production capacity of 70,000 barrels per day, which will be the seventh FPSO developed by TotalEnergies in Angola. The project will include the best available technologies to minimize greenhouse gas emissions and the facilities will be designed for zero flaring, with the associated gas entirely reinjected into the reservoirs.

“TotalEnergies is pleased to welcome Petronas, one of its strategic partners, on Block 20 in the Kwanza basin. With Sonangol and Petronas, we have established a solid partnership that will collectively enable us to take the final investment decision for the development of the Cameia and Golfinho fields, with the support of the Angolan authorities”, said Nicolas Terraz, President, Exploration & Production at TotalEnergies.

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About TotalEnergies in Angola

Present in Angola since 1953, TotalEnergies employs 1,500 people in different business segments. With a diversified business portfolio, from deep offshore assets that represents around half of the country’s oil production, service stations in partnership with Sonangol and renewables, TotalEnergies in Angola is a key actor for an equitable energy transition of the country.

About Block 20

Blocks 21/09 and 20/15 were merged into Block 20/11 ("Block 20") by presidential decrees in July 2023.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).